Exhibit 97.1
ROGERS COMMUNICATIONS INC.

CLAWBACK POLICY

Introduction
Rogers Communications Inc. (collectively with its subsidiaries and affiliates, the “Company”) believes that it is in its best interests and those of its shareholders to create and maintain a culture that emphasizes integrity and accountability, and that reinforces the Company’s pay-for-performance compensation philosophy. The Company has therefore adopted this policy (the “Policy”) which provides for the recoupment of certain erroneously awarded executive compensation in the event of a required Accounting Restatement (as defined below). This Policy is designed to comply with Rule 10D-1 (“Rule 10D- 1”) promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and Section 303A.14 of the New York Stock Exchange Standards (“NYSE”). This Policy is intended to apply independently of all other clawback, recoupment and forfeiture policies, agreements and other arrangements of the Company.

Administration
This Policy shall be administered by the Human Resources Committee (the “HRC”) of the Company’s Board of Directors (the “Board”). Any determinations made by the HRC shall be final and binding on all affected individuals.

Covered Executives
This Policy applies to the Company’s current and former Covered Executives (as defined below).

Certain Definitions
An “Accounting Restatement” is an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including any accounting restatement required to correct an error in previously-issued financial statements that is material to those financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Covered Executives” means the Company’s President & Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or other executive (including the Controller) who performs the functions of a Chief Accounting Officer, executives or senior officers who are in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policymaking function, and any other person who performs a similar policy-making function for the Company. Executive officers of the Company’s affiliates are deemed Covered Executives if they perform any such policy making functions for the Company. Policy-making functions do not include policy-making functions that are not significant. The HRC shall determine the Covered Executives from time to time no less frequently than on an annual basis.

A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return (“TSR”) are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission (“SEC”).

“Incentive Compensation” means any compensation granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Applicable Period
This Policy applies to all Incentive Compensation received by a Covered Executive:
•after becoming a Covered Executive;
•who was a Covered Executive at any time during the applicable performance period for that Incentive Compensation;
•while the Company has a class of securities listed on a U.S. national securities exchange or national securities association; and
•during the three completed fiscal years immediately preceding the “date” that the Company is required to prepare an Accounting Restatement. In addition to these last three completed fiscal years, the Policy will apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (however, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year).

For purposes of this Policy, Incentive Compensation is deemed “received” in the fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period, and even if the Covered Executive has established only a contingent right to payment at that time.

For purposes of determining the relevant recovery period, the “date” that the Company is required to prepare an Accounting Restatement is the earlier to occur of:
•the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and
•the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Recoupment
In the event the Company is required to prepare an Accounting Restatement, the Company will take commercially reasonable steps to recover, reasonably promptly, all Excess Incentive Compensation. “Excess Incentive Compensation” is (a) the amount of Incentive Compensation received by a Covered Executive during the Applicable Period that exceeds the amount of Incentive Compensation that the Covered Executive otherwise would have been received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid, and (b) any other compensation that is computed based on, or otherwise attributable to, the amounts described in clause (a).

For Incentive Compensation based on stock price or TSR, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting Restatement, the amount will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received. The Company will maintain documentation of any such reasonable estimate and provide it to the NYSE if required.

Such recovery shall be made without regard to any individual knowledge or responsibility related to the Accounting Restatement.

Such recovery is not dependent on if or when the restated financial statements are filed.

Method of Recoupment
The HRC will determine, in its sole discretion, the method for recovering Excess Incentive Compensation under this Policy, which may include, without limitation:
(a)requiring repayment of Excess Incentive Compensation previously paid or cash;
(b)seeking recovery of any gain realized on the vesting, exercise or settlement of any equity-based awards;
(c)offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive;
(d)cancelling outstanding vested equity awards; and/or
(e)taking any other remedial and recovery action permitted by law, as determined by the HRC.

For the avoidance of doubt, any Excess Incentive Compensation received by a Covered Executive that has subsequently been forfeited prior to payment thereof, or otherwise recouped by the Company, (including as a result of termination of employment or breach of contract) shall be deemed to have been recovered in accordance with this Policy.

Furthermore, any action to recover Excess Incentive Compensation from a Covered Executive shall not, whether alone or in combination with any other action, event or condition, be deemed (a) “good reason” or term of similar import or to serve as a basis for a claim of constructive termination under any benefit or compensation arrangement applicable to such Covered Executive, or (b) to constitute a breach of a contract or other arrangement to which such Covered Executive is a party.

No Indemnification or Insurance Payment
The Company shall not: (a) indemnify any Covered Executive against the loss of any Excess Incentive Compensation; or (b) pay for or reimburse any Covered Executive for premiums for an insurance policy to fund potential recovery obligations under this Policy.

Interpretation
The HRC is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable rules or standards adopted by the SEC or the NYSE from time to time.

Effective Date
This Policy shall apply to Incentive Compensation received by Covered Executives on or after October 2, 2023.

Amendment; Termination
The HRC may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect additional regulations adopted by the SEC under Section 10D-1 and/or to comply with any rules or standards adopted by any U.S. national securities exchange on which the Company’s securities are then-listed.

Other Recoupment Rights
The Company intends to apply this Policy to the fullest extent of the law. The HRC may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability
The Company will recover any Excess Incentive Compensation in accordance with this Policy except to the extent that one of the conditions set forth below is satisfied, and the HRC has made a determination that recovery would be impracticable:
(a)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on expense of enforcement, the Company will make a reasonable attempt to recover such Excess Incentive Compensation, document such reasonable attempt(s) to recover, and provide such documentation to the NYSE if required.
(b)Recovery would violate Canadian law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of Canadian law, the Company will obtain an opinion of Canadian counsel that recovery would result in such a violation, and will provide such opinion to the NYSE if required.
(c)Recovery may cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.